Exhibit 99.26

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Medical Products Company Block Scientific

April 4th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE: NTAR) (FSE:N29) is pleased to announce that it has entered into agreement with Block Scientific, a leading clinical laboratory equipment company, to provide 3D product models through its AR eCommerce platform.

NexTech is currently completing 2D to 3D conversion of Block Scientific’s initial three laboratory products which include Medica Corporation’s EasyRA, a fully automated clinical chemistry analyzer; Thermo Scientific™ Indiko™ Plus Clinical and Specialty Chemistry System; and Siemens Dimension EXL 200, an integrated clinical chemistry and immunoassay analyzer. Following the conversion, customers will be able to view these three products in full 3D on the Block Scientific website, with 360-degree rotation, and to “place” the products in their facility to understand size and fit before purchase.

“Virtual and augmented reality are set to disrupt the medical products industry in a host of ways, including education, surgical visualizations, and 3D product visualizations. NexTech is very excited to be a part of the transformation happening in the healthcare industry by bringing our web-enabled AR ‘Place It’ technology into the medical products segment of healthcare with an industry leader like Block Scientific,” said Evan Gappelberg, CEO of NexTech.

“Medical lab equipment is expensive, big, and bulky so to be able to have an AR-3D digital twin for our medical sales reps to bring into doctors offices or for trade shows is a big benefit for companies like ours,” said Jeremy Lindner, President of Block Scientific. “We’re also excited to show our lab equipment in AR-3D on our website for new and existing customers to preview.”

For almost 40 years Block Scientific has been offering a comprehensive array of analyzers, LC-MS solvents, and reagents made by the leading manufacturers of clinical laboratory equipment in the world including; Abbott Diagnostics, Beckman Coulter, Siemens Healthineers, Thermo Scientific and others. Block’s clients include Agilent Technologies, Bristol-Myers-Squibb, GlaxoSmithKline, Memorial Sloan Kettering Cancer Center, Johnson & Johnson and many others.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D-AR, AI technology anywhere.  Online retailers can subscribe to NexTechs state of the art, 3D-AR/AI solution for $79/mo. The company has created the AR industries first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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